SECURITIES AND EXCHANGE COMMISSION
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NOV 1 8 2011
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~02948~~ 593

8-593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-10 (MM/DD/YY) AND ENDING 09-30-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted & Mulhall, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo (City) Michigan (State) 49001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Swiat, Jr. 269-342-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts, CPA,s
(Name – *if individual, state last, first, middle name*)

2750 Old Centre, Ste 150 (Address) Portage (City) Michigan (State) 49024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

a.b

OATH OR AFFIRMATION

I, Tom Swiat, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olmsted & Mulhall, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DONNA J KRAGT
Notary Public, State of Michigan
County of Kalamazoo
My Commission Expires Apr. 03, 2013
Acting in the County of ______

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLMSTED & MULHALL, INC.

AUDIT REPORT

SEPTEMBER 30, 2011

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Olmsted & Mulhall, Inc.
Kalamazoo, Michigan

We have audited the accompanying balance sheet of Olmsted & Mulhall, Inc. (a corporation) as of September 30, 2011, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olmsted & Mulhall, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information contained on pages 10 through 13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flegal & Tibbitts

FLEGAL & TIBBITTS

November 3, 2011

2750 Old Centre, Suite 150
Portage, Michigan 49024
Phone (269) 383-1900

233 Hubbard Street
Allegan, Michigan 49010
Phone (269) 673-2222

OLMSTED & MULHALL
BALANCE SHEET
SEPTEMBER 30, 2011

ASSETS

CURRENT ASSETS		
Cash	$ 310,688	
Other securities	52,869	
Firm investments	7,761	
Accounts receivable	1,524	
Prepaid insurance	4,236	
Prepaid taxes	2,400	
TOTAL CURRENT ASSETS		$ 379,478
PROPERTY AND EQUIPMENT		
Land and building	$ 78,285	
Furniture	55,720	
Accumulated depreciation	(127,087)	
NET PROPERTY AND EQUIPMENT		6,918
TOTAL ASSETS		$ 386,396

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 3,741	
Commissions and payroll taxes	23,177	
TOTAL CURRENT LIABILITIES		$ 26,918
STOCKHOLDERS' EQUITY		
Common stock - $10 par value		
Authorized - 5,000 shares		
Issued and oustanding - 175 shares	$ 1,750	
Paid in capital	25	
Retained earnings unappropriated	357,703	
TOTAL STOCKHOLDERS' EQUITY		359,478
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 386,396

See accompanying notes

OLMSTED & MULHALL
INCOME STATEMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUE		
Commissions on listed equity securities - on exchange	$ 51,996	
Commissions on listed equity securities - over the counter	13,841	
Rule 12(b)-1 compensation	314,069	
Sale of investment company shares	53,033	
Miscellaneous income	(66)	
Interest and dividends	1,130	
Gain/(loss) on firm investments	879	
TOTAL REVENUE		$ 434,882
EXPENSES		
Registered representatives' compensation	$ 246,153	
Clerical and administrative expenses	61,646	
Communications	3,105	
Occupancy and equipment costs	10,893	
Promotional costs	3,470	
Regulatory fees and expenses	4,081	
Other expenses	101,482	
TOTAL EXPENSES		430,830
INCOME BEFORE INCOME TAX		$ 4,052
Federal income taxes		901
NET INCOME		$ 3,151

See accompanying notes

OLMSTED & MULHALL
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE - September 30, 2010	$ 1,750	25	354,552	356,327
NET INCOME			3,151	3,151
BALANCE - September 30, 2011	$ 1,750	25	357,703	359,478

See accompanying notes

OLMSTED & MULHALL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,151
Adjustments to reconcile change in net assets to net cash from operating activities:		
Depreciation		195
From changes in assets and liabilities:		
Decrease (increase) in:		
Other securities		(81)
Firm investments		(817)
Accounts receivable		4,198
Prepaid insurance		461
Prepaid taxes		(2,400)
Increase (decrease) in:		
Accounts payable		420
Commissions and payroll taxes		3,486
Federal income taxes payable		(4,300)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	4,313
INCREASE (DECREASE) IN CASH	$	4,313
CASH AND CASH EQUIVALENTS - September 30, 2010		306,375
CASH AND CASH EQUIVALENTS - September 30, 2011	$	310,688

See accompanying notes

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Olmsted & Mulhall, Inc. is a full service stock brokerage firm.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

The financial statements of Olmsted & Mulhall, Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Commission income and expenses are recognized on a settlement date basis.

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

All acquisitions of property and equipment in excess of $500 which have a useful life of one year or more are capitalized. Property and equipment are recorded at cost. Depreciation is computed using primarily the double declining balance method.

The Company expenses advertising costs as they are incurred. The Company's advertising costs for the year ended September 30, 2011 were $3,470.

FINANCIAL INSTRUMENTS

The Company maintains its cash balances in several financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2011, the Company's uninsured cash balances totaled $58,873.

The fair value of the Company's financial instruments are as follows:

	Carrying Amount	Fair Value (All Level I)
Cash and short-term investments	$ 52,869	$ 52,869
Securities	7,761	7,761

FINANCIAL INSTRUMENTS CONTINUED

The following methods and assumptions were used to estimate the value of each class of financial instruments:

Cash and short-term investments - The carrying amount approximates the fair value because of the short maturities of those investments.

Securities - Fair value for securities are determined by reference to quoted market prices and other relevant information generated by market transactions.

INCOME TAXES

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assts are recognized in the current year to the extent future deferred tax liability timing differences are expected to reverse. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

It should also be noted that the tax returns are prepared on a calendar year and audited financial statements are presented on a fiscal year ending September 30. The tax years still subject to examination by major tax jurisdictions are calendar years 2010, 2009, and 2008.

The provision for federal income taxes at September 30, 2011 consists of the following:

Federal income taxes per the tax return filed for the calendar year 2010	$ 5,061
Provision for federal income taxes through September 30, 2010	4,300
Federal income taxes for the balance of 2010	$ 761
Provision for the federal income taxes through September 30, 2011	140
Federal income taxes	$ 901

RETIREMENT PLAN

The Company sponsors a SIMPLE (Savings Incentive Match Plan for Employees of Small Employers) retirement plan for all employees. For each calendar year, the company will contribute a matching contribution to each eligible employee's SIMPLE IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The company's contributions for the year ended September 30, 2011 were $4,872.

EVALUATION OF SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events through November 3, 2011, the date which the financial statements were available to be issued.

OLMSTED & MULHALL, INC.

SUPPLEMENTAL INFORMATION

SEPTEMBER 30, 2011

OLMSTED & MULHALL
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per balance sheet		$ 26,918
COMPUTATION OF NET CAPITAL		
Stockholders' equity per balance sheet		$ 359,478
Less:		
Net book value of property and equipment and other assets	$ 11,179	
Market value\haircuts\firm investments	2,222	
		13,401
ADJUSTED NET CAPITAL		$ 346,077
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.08
COMPUTATION OF BASIC NET CAPITAL		
Minimum net capital required		$ 1,795
Minimum net dollar required		$ 100,000
Excess net capital		
Net capital		$ 346,077
Net capital required		100,000
EXCESS NET CAPITAL		$ 246,077
Excess net capital at 1000%		
Net capital		$ 346,077
10% of total aggregate indebtedness		2,692
EXCESS NET CAPITAL AT 1000%		$ 343,387

OLMSTED & MULHALL
STATEMENT IN REGARD TO RULE X17A-5(d)(4)
SEPTEMBER 30, 2011

We have computed the net capital required under Rule 15c3-1 and the reserve requirement under Rule 15c-3-3 (which an exemption is claimed) with the unaudited report filed by the firm for September 30, 2011. Following is a reconciliation of net capital.

NET CAPITAL PER UNAUDITED - Focus Report		
September 30, 2011		$ 344,525
ADD AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:		
Prepaid Taxes	$ 2,400	
Additional Revenue	98	
		2,498
LESS AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:		
Additional Expense	$ 946	
		946
NET CAPITAL PER AUDIT - September 30, 2011		$ 346,077

OLMSTED & MULHALL
RULE 15c3-3
SEPTEMBER 30, 2011

COMPUTATION OF RESERVE REQUIREMENT

An exemption for rule 15c3-3 is claimed since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Penson Financial Services, the clearing firm's SEC number is 8-25866 and the product code is G for general securities.

POSSESSION OR CONTROL REQUIREMENTS

Olmsted & Mulhall, Inc. has met the requirements of the possession or control requirements.

The firm has not failed to deliver within 5 business days nor have any failed to receive within 30 days. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Penson Financial Services, the clearing firm's SEC number is 8-25866 and the product code is G for general securities.

Flegal & Tibbitts
Certified Public Accountants
Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Olmsted & Mulhall, Inc.

In planning and performing our audit of the financial statements of Olmsted & Mulhall, Inc. as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control structure over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

2750 Old Centre, Suite 150
Portage, Michigan 49024
Phone (269) 383-1900

233 Hubbard Stree
Allegan, Michigan 490
Phone (269) 673-22

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Flegal & Tibbitts

FLEGAL & TIBBITTS

November 3, 2011

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Olmsted & Mulhall, Inc.
Kalamazoo, Michigan

We have performed the procedures enumerated below, which were agreed to by Olmsted & Mulhall, Inc. solely to assist you in evaluating the firm's Anti-Money Laundering (AML) Program. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

> We completed the Independent Testing Form for the firm's Anti-Money Laundering Program for 2011, as of October 18, 2011 (see attached), based on inquires and review of the written policy. As such, the firm's Anti-Money Laundering Program appears reasonable for the year 2011.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the firm's Anti-Money Laundering Program. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Olmsted & Mulhall and is not intended to be and should not be used by anyone other than these specified parties.

Flegal & Tibbitts

FLEGAL & TIBBITTS

October 18, 2011

2750 Old Centre, Suite 150
Portage, Michigan 49024
Phone (269) 383-1900

233 Hubbard Street
Allegan, Michigan 49010
Phone (269) 673-2222

AML Independent Testing

Date Independent Testing Performed: October 18, 2011

Performed by: Flegal & Tibbitts, CPAs

Has the firm designated an AML Compliance Officer? Yes

Who is the firm's designated AML Compliance Officer? Tom L. Swiat, Jr.

During the past year, did the firm conduct an AML Training Session? Yes

What was the date of the firm's most recent AML Training Session? February 17, 2011

How does the firm typically verify the identity of clients? All new clients have copies of their driver licenses photocopied and kept on file with applications. Exception – minors – parents verified.

When does the firm check new clients against the "OFAC List"? Anytime a new account is opened OFAC is checked within an appropriate period of time.

How does the firm evidence its "OFAC List" check? A special stamp is on every application card or cover sheet for clearing house account with the date it was checked – a notation that it is "negative" and it is then initialed and filed.

Does the firm have accounts with either non-US citizens or with non-US address? No

How does the firm process FinCEN 314 (a), and other requests? All are processed in a timely manner when they are received through email notification.

How does the firm evidence that it has processed FinCEN requests? Self verifications are printed out, which include the date and time, of FinCEN requests that are checked and deemed positive, OFAC is then notified. Copies are initialed and filed.

Does the firm accept cash deposits? No

Does the firm accept instructions to journal cash between accounts or wire transfers? Yes

How does the firm evidence such funds transferred? Letter of authorization from client is faxed to the margin department at Penson Financial Services, Inc. Clearing and are maintained in the customer's file.

In what manner did the Independent Tester carry out the test? Inquire/Review of Office Manual.

SIGNED: Flegal & Tibbitts

DATE: October 18, 2011

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS		
Cash & equivalents	$ 363,557	
Firm investments	7,761	
Accounts receivable	1,524	
Prepaid expenses	6,636	
Property and equipment at cost - net of depreciation	6,918	$ 386,396
LIABILITIES & STOCKHOLDERS' EQUITY		
Accounts payable	$ 3,741	
Other current liabilities	23,177	
	$ 26,918	
Stockholders' equity		
Common stock - $10 par value - authorized 5,000 shares		
Issued and outstanding 250 shares	$ 1,750	
Paid in capital	25	
Retained earnings	357,703	
	$ 359,478	$ 386,396

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2011 the Company's net capital ratio was .08 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $346,077.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2011. Our examination was made in accordance with auditing standards generally accepted in the United States of America, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc. at September 30, 2011 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Flegal & Tibbitts

Flegal & Tibbitts
Portage, Michigan

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS		
Cash & equivalents	$ 363,557	
Firm investments	7,761	
Accounts receivable	1,524	
Prepaid expenses	6,636	
Property and equipment at cost - net of depreciation	6,918	$ 386,396
LIABILITIES & STOCKHOLDERS' EQUITY		
Accounts payable	$ 3,741	
Other current liabilities	23,177	
	$ 26,918	
Stockholders' equity		
Common stock - $10 par value - authorized 5,000 shares		
Issued and outstanding 250 shares	$ 1,750	
Paid in capital	25	
Retained earnings	357,703	
	$ 359,478	$ 386,396

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2011 the Company's net capital ratio was .08 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $346,077.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2011. Our examination was made in accordance with auditing standards generally accepted in the United States of America, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc. at September 30, 2011 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Flegal & Tibbitts
Flegal & Tibbitts
Portage, Michigan